UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY
ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Main Street Capital Corporation

Address of Principal Business Office:	1300 Post Oak Boulevard, Suite 800 Houston, TX 77056

Telephone Number:	(713) 350-6000

Name and Address of Agent For Service of Process:	Vincent D. Foster 1300 Post Oak Boulevard, Suite 800 Houston, TX 77056
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Houston and the State of Texas on the 11th day of May, 2007.

Main Street Capital Corporation
By:	/s/ Vincent D. Foster

Title:	Chief Executive Officer

Attest:	/s/ Todd A. Reppert

Title:	President and Chief Financial Officer